Mail Stop 4561

September 23, 2008

Victor K. Kurylak
President and Chief Executive Officer
First Montauk Financial Corp.
Parkway 109 Office Center
328 Newman Springs Road
Red Bank, New Jersey 07701

> **Re: First Montauk Financial Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **File No. 001-33656**
> **Filed August 29, 2008**

Dear Mr. Kurylak:

We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Victor Digioia, Esquire (by facsimile)